Exhibit 99.1

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

INTRODUCTION AND BASIS OF PRESENTATION

Versadial, Inc. (“Versadial” or the “Registrant”or the “Company”) was originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”). On August 9, 2006, Innopump, Inc. d/b/a Versadial, a Nevada Corporation (“Innopump”) and certain of Innopump’s shareholders executed and closed on an Agreement and Plan of Merger (“Merger Agreement”) by and among those parties, CARS and its subsidiary, Pump Acquisition Corp., ("PAC"). Pursuant to the Merger Agreement, CARS issued 12,625,243 shares of common stock to Innopump’s shareholders in consideration of Innopump merging with and into PAC and becoming a wholly-owned subsidiary of CARS ("Merger"). The issuance of the 12,625,243 shares (as rounded up) of common stock resulted in CARS stockholders retaining approximately 6.75% (914,228 shares) of the outstanding stock and Innopump stockholders receiving approximately 93.25% of the outstanding stock on a pre-diluted basis. The Merger was accounted for as a reverse merger (recapitalization) with Innopump deemed to be the accounting acquirer, and CARS as the legal acquirer. Upon the closing of the Merger, CARS became a manufacturer, developer and seller of proprietary, variable blend pump dispensers. On March 2, 2007, CARS changed its name to Versadial, Inc. to capitalize on the awareness of its trademarked name for its products in the marketplace.

The parties’ completion of the transactions contemplated under the Merger Agreement were subject to the satisfaction of certain contingencies including, without limitation, requisite approvals and consents and that CARS have no less than $7,500,000 in cash or cash equivalents and no more than $80,000 in liabilities immediately prior to closing. On August 9, 2006, CARS sold 10% senior redeemable convertible debt (“Convertible Debt”) in the principal amount of $7.5 million to Mellon HBV Master U.S. Event Driven Fund, L.P. and Mellon HBV Master Global Event Driven Fund, L.P. (now known as Fursa Master Global Event Driven Fund, LP, and referred to herein as the “Investor”) in exchange for $7.5 million in cash. Interest accrues at 10% per annum, payable in cash or payable in kind (“PIK”) at the Registrant's option, on the one year anniversary of the date of issuance with respect to the first year of accrued interest and quarterly in arrears thereafter. Any interest not paid when due will accrue and will be added to the principal in determining the number of shares of Common Stock issuable upon conversion of the Convertible Debt. The Convertible Debt matures 30 months after the date of issuance (“Maturity Date”). The Registrant shall not have the option to prepay the Convertible Debt prior to the Maturity Date. The Registrant must redeem 100% of the Convertible Debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued but unpaid interest, on the Maturity Date. The proceeds from the Convertible Debt were used for working capital, capital expenditures, mandatory debt repayment, and general corporate purposes.

The Convertible Debt is convertible into 6,373,415 shares of the Registrant’s common stock. The price per share is equal to $16 million divided by the number of outstanding shares (13,596,998) of the post reverse-merger on a fully-diluted basis. This conversion price of $1.17675 would result in the issuance of approximately 6.4 million shares upon conversion and is subject to weighted-average, anti-dilution protection on all subsequent financings by the Registrant. In addition , the Investor received Warrants (aggregating 22% of the shares issuable on conversion) to purchase 1,402,153 shares of common stock at an exercise price of approximately $1.17675 per share. The Warrants have a five (5) year term.

The following table sets forth certain historical financial information of Versadial on an unaudited pro forma basis after giving effect to the merger as a "reverse acquisition" (i.e., with Innopump as the acquiror for accounting purposes).

Prior to the merger, Versadial’s fiscal year ended on December 31 and was a development stage Company. Subsequent to the merger, Versadial changed its year end to June 30 to conform to the year end of Innopump, the accounting acquiror.

The audited consolidated balance sheet of Versadial for the fiscal year ended June 30, 2007 is included in this SB-2/A report.

For purposes of the pro forma information following, Versadial’s unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 gives effect to the merger as if it had occurred on July 1, 2006.

The unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of Versadial after the merger or of the financial position or results of operations of Versadial that would have actually occurred had the merger been effected as of the date described above.

The pro forma consolidated statements of operations do not reflect any effect of the contemplated operating efficiencies, cost savings and other benefits, anticipated by management as a result of the merger.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Versadial included within this document.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

For the year ended of June 30, 2007

	Historical Versadial	Pro Forma Adjustments	Note	Pro Forma
Net revenues	1,396,251	-		1,396,251
Cost of revenues
Direct costs	1,592,462	-		1,592,462
Indirect costs	820,474	-		820,474
	2,412,936	-		2,412,936
Gross margin	(1,016,685)	-		(1,016,685)

Operating expenses
General and administrative	3,153,936	-		3,153,936
Loss from operations	(4,170,621)	-		(4,170,621)
Other income (expenses)
Sublease income, affiliates	12,315	-		12,315
Interest expense	(1,391,166)	(52,279)	1,2	(1,443,445)
Interest expense, related parties	(101,655)	7,374	3	(94,281)
Amortization of debt discount	(778,137)	(21,171)	4	(799,308)
Amortization of financing costs	(485,706)	(28,000)	1	(513,706)
Loss on derivative financial instruments	(991,916)	-		(991,916)
Loss on foreign currency exchange	(35,460)	-		(35,460)
	(3,771,725)	(94,076)		(3,865,801)
Net loss	(7,942,346)	(94,076)		(8,036,422)
Weighted average common shares outstanding
Basic	13,138,355			13,138,355
Diluted	14,728,639			14,728,639
Loss per common share
Basic and diluted	$(.60)	$(.01)		$(.61)

ProForma Adjustments Related to the Acquisition

The accompanying unaudited proforma condensed financial information has been prepared as if the acquisition was completed as of July 1, 2006 for the consolidated statement of operations purposes and reflect the following proforma adjustments:

(1)
To record additional interest and amortization of financing fees as described below as related to the issuance of the August 9, 2006 10% senior redeemable convertible debt of $7,500,000 to Investor due February 2009. Amortizable financing fees aggregated $840,000 which were paid to the investment banker in the amount of $750,000 and $90,000 to the Investor for prior bridge financing (3% of $3,000,000).

To record interest expense of $62,500 for the period July 1, 2006 to August 9, 2006 and $50,000 for the estimated additional interest due for the same period as the Company must redeem 100% of the convertible debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued but unpaid interest, on the Maturity Date.

To record amortization of financing fees of $28,000 for the period July 1, 2006 to August 9, 2006.

(2)	To reverse interest expense for the period July 1, 2006 through August 9, 2006 of $60,221 for the payment and conversion of Innopump debt below upon closing of the merger.

Ocean Drive (a)	$789,057	Repayment $89,057 interest
		conversion of $700,000 to stock
Bridge lenders	511,360	Repayment of $11,360 interst
		Conversion of $500,000 to stock
Ocean Drive (a)	372,867	Repayment
Investor bridge notes	3,148,472	Repayment
	$4,821,756

(a)	Ocean Drive is a related party of CARS. Subsequent to June 30, 2006 the note was assigned to CARS UL Holdings, an affiliate of Ocean Drive.

(3)	To reverse interest expense for the period July 1, 2006 through August 9, 2006 of $7,374 for the payment of Innopump shareholder debt of $737,804 upon closing of the merger.

(4)
To record additional debt discount of $21,171 for the period July 1, 2006 to August 9, 2006 as related to the aggregate debt discount in the amount of $635,142 on the warrants issued to the Investor on August 9, 2006 in connection with the $7,500,000 debt to be amortized over the life of the debt.

The warrants (aggregating 22% of the shares issuable on conversion) entitle the lender to purchase approximately 1,402,053 shares of common stock at an exercise price of approximately $1.17675 per share. The warrants have a five (5) year term. The debt discount was calculated using the Black-Scholes model assuming a volatility of 40% and a risk free interest rate of 4.91%.

Critical Accounting Policies

General. Versadial’s consoldiated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. A summary of the significant accounting policies can be found in the Notes to the Consolidated Financial Statements. Presented below is a description of the accounting policies that we believe are most critical to understanding the consolidated financial statements.

Basis of Presentation

Versadial’s fiscal year ends on June 30, and therefore references to fiscal 2007 and 2006 refer to the fiscal years ended June 30, 2007 and June 30, 2006, respectively. Versadial’s fiscal year end was December 31, which was changed to June 30 to conform to the year end of Innopump, the accounting acquirer.

The consolidated financial statements reflect the historical results of the predecessor entity, Innopump, prior to August 9, 2006 and the consolidated results of the operations of Versadial subsequent to the acquisition date of August 9, 2006.

The common stock and per share information in the consolidated financial information and related notes have been retroactively adjusted to give effect to the reverse merger on August 9, 2006 and to give effect to the one for forty-five reverse stock split that became effective on March 2, 2007.

Principles of Consolidation

In December 2003, the Financial Accounting Standards Board (“FASB”) revised FASB Interpretation 46, “Consolidation of Variable Interest Entities” (FIN 46R”). FIN 46R requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Versadial is the the primary beneficiary of SCG under FIN 46R. SCG, as a result of the business acquisition described previously, is no longer an operating entity and is dependent on Versadial for all of its income consisting of future royalties and license fees. The consolidated financial statements include the accounts of Versadial and SCG. All intercompany transactions and balances have been eliminated in consolidation.

Depreciation and Amortization

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. The Company provides for depreciation and amortization over the following estimated useful lives:

Machinery and equipment	7 Years
Molds	2-3 Years
Computer equipment	3 Years

Costs of maintenance and repairs are expensed as incurred while betterments and improvements are capitalized.

Revenue Recognition

Revenues are generally recognized at the time of shipment. Deposits are required deposits from certain customers which are recorded as current liabilities until the time of shipment. All shipments are picked up by the customers freight forwarders and are F.O.B. from the manufacturer. We bear no economic risk for goods damaged or lost in transit.

Impairment of Long-Lived Assets

Certain long-lived assets are reviewed at least annually to determine whether there are indications that their carrying value has become impaired, pursuant to guidance established in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also reevaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Foreign Currency Transactions

The Company complies with SFAS No. 52 “Foreign Operations and Currency Translation”. All foreign currency transaction gains and losses are included in net income (loss) in the period the exchange rate changes.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the consolidated balance sheet.

Derivative Financial Instruments

The Company accounts for non-hedging contracts that are indexed to, and potentially settled in, its own common stock in accordance with the provisions of EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". These non -hedging contracts accounted for in accordance with EITF No. 00-19 include freestanding warrants and options to purchase our common stock as well as embedded conversion features that have been bifurcated from the host financing contract in accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under certain circumstances that could require Versadial to settle these equity items in cash or stock, and without regard to probability, EITF 00-19 could require the classification of all or part of the item as a liability and the adjustment of that reclassified amount to fair value at each reporting date, with such adjustments reflected in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. The Company does not expect the new standard to have any material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us for the fiscal year ending on June 30, 2007. The requirement to measure plan assets and benefit obligations would become effective for the Company for the fiscal year ending June 30, 2009. The Company does not expect the new standard to have any material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning July 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

 MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following Management’s Discussion and Analysis or Plan of Operation contain “forward-looking statements” within the meaning of Section 23E of the Securities Exchange Act of 1934, as amended, including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated previously under the headings “Forward-Looking Statements” and “Risk Factors”.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes in this SB-2/A.

OVERVIEW

Versadial, Inc. was originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”) on March 7, 2000, with a principal business objective to operate an Internet database business involving the automobile industry. Prior to August 9, 2006, we were a development stage company with limited operations and revenues and only nominal assets. Our intended purpose was to offer users the ability to search a database that contained products and information about the automobile industry, new and used car sales (classified ads), as well as automotive products such as extended warranty information and anti-theft body part marking.

On August 9, 2006, we executed an Agreement and Plan of Merger (“Merger Agreement”) with PAC, our wholly-owned subsidiary, Innopump, a Nevada corporation which was formed on April 1, 2005, and certain Innopump stockholders. Pursuant to the merger contemplated by the Merger Agreement, Innopump became a wholly-owned subsidiary of ours ("Merger").

Innopump, our wholly owned subsidiary, holds the exclusive worldwide license for a patented dual-chambered variable dispensing system for all categorizes of uses, marketed under the registered trademark "Versadial®". The patented system utilizes multiple volumetric pumps, controlled by a rotating head and disc system, providing the dispensing of precise fixed or variable ratios of distinct and separate fluids. The Versadial® custom blending dual dispensing head provides consumer packaged goods manufacturers with a new and innovative dispensing technique permitting precision measured blending by the consumer of different lotions, gels, creams, and liquids, or combination thereof.

Versadial’s business is designed to capitalize on the commercial opportunities for innovation in packaging and dispensing within the consumer products industries. We are engaged in the manufacture of a dual dispenser that enables the user to blend two liquids in varying proportions. Substantially all of our revenues come from wholesale sales and our customers are located both in the United States and in Europe. The dual dispensers are currently manufactured in Germany and are currently being utilized in the food, sun care, skincare, and cosmetic industries. We will begin manufacturing in the United States commencing in the fourth calendar quarter of 2007 and will have operations located both domestically and in Germany for future production.

On March 2, 2007, we changed our name to Versadial, Inc. (“Versadial” or “the Company”) to capitalize on the awareness of our trademarked name for our products in the marketplace.

Our fiscal year ends on June 30, and therefore references to fiscal 2007 and 2006 refer to the fiscal years ended June 30, 2007 and June 30, 2006, respectively. Our fiscal year end was December 31, which was changed to June 30 to conform to the year end of Innopump, the accounting acquirer as a result of the Merger.

The common stock and per share information have been retroactively adjusted to give effect to the reverse merger on August 9, 2006 and to give effect to the one for forty-five reverse stock split that became effective on March 2, 2007.

Recent Developments

The following developments took place during the past fiscal year and subsequent to June 30, 2007:

•
On August 9, 2006, concurrent with the merger closing, we sold 10% senior redeemable convertible debt (“Convertible Debt”) in the principal amount of $7.5 million to Mellon HBV Master U.S. Event Driven Fund, L.P. and Mellon HBV Master Global Event Driven Fund, L.P. Fund (now known as Fursa Master Global Event Driven Fund, LP, and referred to herein as the “Investor”) under the terms of a Securities Purchase Agreement in exchange for $7.5 million in cash. The Convertible Debt matures 30 months after the date of issuance (“Maturity Date”) and bears interest at 10% per annum. We do not have the option to prepay the Convertible Debt prior to the Maturity Date and must redeem 100% of the Convertible Debt, unless earlier converted, for an amount equal to 120% ($9.0 million) of the outstanding principal plus accrued but unpaid interest, on the Maturity Date. The proceeds from the Convertible Debt were used for working capital, capital expenditures, mandatory debt repayment, and general corporate purposes.

•
On September 20, 2006, we entered into a 30-month manufacturing agreement with Seidel GMBH, an outside contractor located in Germany. The agreement calls for the contractor to develop certain production molds for us for a new size (20 millimeter) dispenser. We will place all customer orders relating to the product with the contractor until at least eighty percent (80%) of the manufacturer’s production capacity is utilized based on five (5) days per week, three (3) shifts per day. The agreement calls for us to make payments in the aggregate of approximately $780,000 for preproduction molds and $3.2 million for the required production molds. Title of the molds will transfer to us upon final payment. As of June 30, 2007, the preproduction molds were complete and placed in service. We paid an aggregate of approximately $529,000 for the preproduction molds prior to their completion and financed the balance of approximately $251,000 under the terms of a capital lease obligation. As of June 30, 2007, the Company has made payments of approximately $1.9 million for the production molds. Upon completion of construction of the production molds, approximately $1.2 million of balance will be financed through a capital lease.

In conjunction with the above manufacturing agreement, we also ordered related assembly equipment from a vendor in the amount of approximately $1.2 million. We have made payments of approximately $401,000 as of June 30, 2007.

•
On February 1, 2007, we entered into a $3.0 million Secured Line Of Credit Agreement (“Credit Agreement”) with Fursa Alternative Strategies, LLC (referred to herein as the “Lender”). The line is due on February 1, 2008 but may be extended for an additional 3 months. The line bears interest at a rate equal to the three month LIBOR rate plus 700 basis points (12.4% at June 30, 2007). At June 30, 2007, the Company had drawn an aggregate of $3.0 million of the available line. On July 9, 2007, the Credit Agreement was amended to (i) increase the amount of the line of credit available to us from $3.0 million to $4.0 million and (ii) waive certain default provisions required by the original Credit Agreement. In August 2007, the Lender agreed to convert $2.0 million of the outstanding principal balance to equity at a conversion price of $1.7662 per share for an aggregate of 1,132,375 shares.

•
On April 24, 2007, we entered into a Supply Agreement and a related Tooling Amortization Agreement with Alltrista Plastics Corporation d/b/a Jarden Plastic Solutions, an outside contractor located in the United States (the “Supplier”). The Supply Agreement provides, among other things, that we, over the five year term of the Agreement, will purchase from the Supplier no less than 100.0 million units of our 40 millimeter and 49 millimeter dispensers.

These Agreements provide that the Supplier will fund the estimated $4.3 million cost of the injection molding, tooling and automatic equipment necessary to produce the products to be purchased by us. Although financed by the Supplier, the equipment will be owned by Versadial. We will capitalize the related equipment at inception of production which is anticipated to begin in the fourth calendar quarter of 2007. The cost of the tooling and automatic equipment, with a three (3%) percent per annum interest factor, will be amortized over a period of 18 months against dispensers purchased and delivered to us pursuant to the Supply Agreement, with a per unit amortization cost included in the cost price for the dispensers.

•
On July 10, 2007 we entered into a two-year Master Supply Agreement with Avon Products, Inc. (“Avon”), a consumer products company for seventeen million units of certain of our products. The Agreement will remain in effect through the second anniversary of the first shipment of such products in commercial production quantities.

Pursuant to the terms of a Credit Memo previously entered into with Avon, we will repay Avon’s $1.7 million advances by a credit against the purchase price of products sold to Avon pursuant to the Master Supply Agreement and pursuant to other agreements that may be entered into between Versadial and Avon, commencing six months after the date of the first shipment of products to Avon. We anticipate that the exclusive supply relationship with Avon will consume all available manufacturing capacity of the specially designed 20mm pump through the first year. We anticipate production to begin in late calendar year 2007.

•
On August 30, 2007, with the consent of the Investor, we entered into a Securities Purchase Agreement whereby we could sell 8% promissory notes (“Notes”) in the principal amount of up to $2.5 million at a price of ninety seven (97%) percent of the principal amount of Notes. The Notes are due upon the earlier of (a) six months following the final closing of the Notes, (b) the date on which the we receive no less than $4.0 million in gross cash proceeds from the closing of a private offering of our equity securities or (c) on the date we close on a rights offering. As of October 18, 2007, we have received net proceeds of approximately $1.35million from the sale of the Notes of which $1.15 million was received from a related party.

RESULTS OF OPERATIONS

Executive Summary

The table below sets forth a summary of financial highlights for the two years ended June 30, 2007:

Overall, our revenue grew substantially by 525% during the current year as our operations began to grow in the skincare and cosmetic sectors. Our direct costs exceeded our revenues due to several factors, which were primarily the need for manual labor of certain functions, the unfavorable Euro/US Dollar currency exchange fluctuation, the purchase of new assembly equipment which had some startup production problems, and customer chargebacks for shipping costs due to late production. Our indirect costs increased due to higher depreciation expenses in the current year on capital acquisitions, costs for prototype samples for new customers and products, and equipment repair and maintenance. Our revenues did not increase enough to cover these costs. Our general expenses increased as we started in the current fiscal year to grow our business for the future as related both to administrative expenses and developmental costs. Our interest expense increased due to the increase in debt obligations which were incurred for future growth including capital expenditures and for ongoing expenses. These changes are explained in more detail below.

Our focus for the coming fiscal year will be to grow our revenue and decrease our direct costs per unit which we believe will be accomplished as our new 20mm product line is completed and manufacturing should begin in late calendar 2007 at Seidel in Germany. We estimate we will be able to produce approximately 15 million units annually of this product. In addition, we believe the completion of our new U.S. based facility for our 40 and 49mm product line will enable us to increase production with substantially all new automated molds and assembly equipment. This should also begin in late calendar 2007 at Jarden. We estimate we will be able to produce approximately 20 million units annually of these products. We have commitments from several multi-national customers for in excess of 20 million units at the current time for our various products. We also anticipate improving our costs and margins as both the injection molding and assembly functions will be performed together at both of these new subcontractor facilities and we will be better able to manage our costs as they will be on a per piece basis. Additionally, we will retain the services of Holzmann Montague, our previous assembly facility, for development projects with new and existing customers, and possibly for assembly of foreign orders or additional production use if necessary.

For the year ended June 30,	2007	2006	CHANGE
Net revenues	$1,396,251	$223,404	525%
Cost of revenues
Direct costs	1,592,462	170,163	836%
Indirect costs	820,474	509,410	61%
	2,412,936	679,573	255%
Gross margin	(1,016,685)	(456,169)	123%
Operating expenses
General and administrative	3,153,936	2,240,987	41%

Loss from operations	(4,170,621)	(2,697,156)	55%
Other income (expenses)
Sublease income, affiliates	12,315	28,564	-57%
Interest and other expense	(1,391,166)	(268,493)	418%
Interest expense, related parties	(101,655)	(148,810)	-32%
Amortization of debt discount	(778,137)	-
Amortization of financing costs	(485,706)	(71,279)	581%
Loss on derivative financial instruments	(991,916)	-
Loss on foreign currency exchange	(35,460)	(1,618)	2092%
	(3,771,725)	(461,636)	717%
Net loss	$(7,942,346)	$(3,158,792)	151%

REVENUES. During the year ended June 30, 2007, we had revenues of $1,396,251 as compared to revenues of $223,404 during the year ended June 30, 2006, an increase of approximately 525%. In 2007, 96% of the revenue was primarily attributable to two customers in the suncare and skincare industry. In 2006, approximately 86% of the revenue was attributable to four customers in the food and cosmetic industries. As discussed above, we anticipate our revenues to continue to increase in the coming fiscal year.

GROSS MARGIN. Cost of revenues - direct costs, which consist of direct labor, overhead and product costs, were $1,592,462 (114% of revenues) for the year ended June 30, 2007 as compared to $170,163 (76% of revenues) for the year ended June 30, 2006. The increase for 2007 is a result of the increase in revenues. The increase as a percent of revenues resulting in a negative gross margin is related to higher production costs in 2007. Our direct costs exceeded our revenues due to several factors, which were primarily the need for manual labor of certain functions on the 40mm line, the unfavorable Euro fluctuation due to foreign operations and U.S. customers, the purchase of new assembly equipment with which we had some startup production problems resulting in rework costs, and customer chargebacks for shipping costs due to late production. Cost of revenues - indirect costs, which consist of indirect labor, quality control costs, factory maintenance, product development and depreciation, were $820,474 for the year ended June 30, 2007 as compared to $509,410 for the year ended June 30, 2006. The increase was due primarily to increased depreciation of approximately $194,000 due to the purchase of more manufacturing equipment and additional costs for product design including samples and prototype parts, and additional labor for testing and development in 2007 as compared to 2006. Gross margin was a deficit of $(1,016,685) for the year ended June 30, 2007 as compared to a deficit of $(456,169) for the year ended June 30, 2006, representing gross margins of approximately (73) % and (204) % of revenues, respectively. We believe that indirect costs, which are primarily related to depreciation and the development of the 20mm dispenser, will decrease as this product is introduced into the marketplace and as revenues increase to cover these costs. We also believe direct costs should decrease on a percentage of revenue basis as discussed above when our new facilities become operational in late 2007 as both our capacity and production capabilities will increase and we will become more cost efficient.

OPERATING EXPENSES. General and administrative expenses totaled $3,153,936 for the year ended June 30, 2007, as compared to $2,240,987 for the year ended June 30, 2006, an increase of approximately 41%. This increase of approximately $913,000 is primarily attributable to an increase in the technical consultant fee and royalties due the licensor under contract of $100,000, an increase in consulting fees of $701,000 as more general consultants were used in 2007 for sales, design work and other administrative functions, and an increase in salaries of $140,000 we added to our financial and sales staff. The balance of the change was comprised of increases in various costs due to the growth of our operations and a decrease in professional fees as we had higher legal and audit costs in the prior year due to the anticipated merger which occurred in August 2006.

NET LOSS. We had a net loss of $7,942,346 for the year ended June 30, 2007 as compared to $3,158,792 for the year ended June 30, 2006, an increase of approximately $4,783,000. The increase in net loss is attributable to the increases in general and administrative and cost of revenues as described above. In addition, interest expense increased by approximately $1,076,000 in 2007 due to increased debt obligations and amortization of financing costs increased by approximately $415,000 in conjunction with these debt obligations. We believe that revenues should increase in the coming fiscal year as we introduce our new product line and are able to grow our customer base, and direct costs should decrease as production becomes more automated and diversified in both the U.S. and in Germany, allowing operating expenses to decline on a per piece basis and indirect costs to be covered.

Liquidity and Capital Resources

The following table sets forth our working capital deficit as of June 30, 2007:

At June 30,
2007
Current assets	$1,000,504
Current liabilities	7,485,455
Working capital deficit	$(6,484,951)

At June 30, 2007, we had incurred cumulative losses of approximately $14.8 million since inception and $7.9 million for the year ended June 30, 2007. We have a working capital deficit of approximately $6.5 million and a stockholders’ deficit of approximately $13.3 million as of June 30, 2007.

During the year ended June 30, 2007, we utilized cash of approximately $3.0 million for operating activities primarily due to the revenues not yet great enough to cover general and administrative expenses and indirect costs. We utilized cash of approximately $3.8 million from investing activities primarily to purchase molds and equipment. We received cash from financing activities of approximately $6.0 million from the merger, the secured credit line and a customer advance. These funds were utilized to purchase equipment and cover operating costs.

At June 30, 2007, current liabilities are approximately $7.5 million which includes $1.5 million due to shareholders on October 31, 2007 which we believe will be extended prior to maturity. Current liabilities also include approximately $3.0 million (before debt discount) due under the line of credit due on February 1, 2008. The $3.0 million line of credit was increased to $4.0 million on July 9, 2007, which we used to fund operations. In August 2007, the Lender agreed to convert $2.0 million of the outstanding principal balance to equity. The remaining $2.0 million balance is due on February 1, 2008. Current liabilities also include approximately $700,000 of interest payable on our secured debt which was converted to equity on the due date August 9, 2007. Approximately $432,000 in current liabilities relates to minimum royalties due to the Licensor, pursuant to the License Agreement, which are in arrears. On September 18, 2007, the Licensor signed a waiver of defaults whereby royalty payments in arrears due through June 30, 2007 of $432,000 would be paid as follows: 5% of any proceeds received from a capital raise between $1 million and $2 million and 10% of everything over $2 million in proceeds until the entire amount of the past due royalty is paid in full. In calculating the proceeds of a capital raise, (i) any bridge loans raised prior to completion of a capital raise and actually paid out of the capital raise, and (ii) any debt converted into the capital raise shall not be deemed to be proceeds. In addition, the Licensor agreed to accept royalties as calculated on actual shipments after June 30, 2007 through June 30, 2008 to be paid monthly and the cumulative difference between minimum monthly royalties and actual monthly royalties to be paid no later than June 30, 2008 unless the Licensor and Licensee have entered into a written agreement prior to that date providing for an alternate payment schedule; and if the past due royalties are not fully paid prior to June 30, 2008, then the parties agree to, in good faith negotiations, negotiate a further arrangement to fully repay any such balance based on cash flow projections prior to June 30, 2008 as long as the technical consultant payments are made in accordance with the License Agreement. The balance of current liabilities consists primarily of accounts payable and other expenses.

On August 30, 2007, with the consent of the Investor, we entered into a Securities Purchase Agreement whereby we could sell 8% promissory notes in the principal amount of up to $2.5 million at a price of ninety seven (97%) percent of the principal amount of notes. The notes are due upon the earlier of (a) six months following final closing under the Purchase Agreement, (b) the date on which we receives no less than $4.0 million in gross proceeds from the closing of a private offering of our equity securities or (c) on the date we close on a rights offering. As of October 4, 2007, we have received net proceeds of approximately $1.1 million from the sale of the notes of which $900,000 was received from a related party. These funds were used for current operating costs and capital expenditures.

We recognize that we must generate additional revenue and sufficient gross profit margins to achieve profitable operations. Management's plans to increase revenues include the continued building of its customer base capitalizing on successful product introductions in 2007 resulting in anticipated volume increases of more than 200%, or five (5) million pieces per annum for 2008 and 2009, from current customers; the addition of firm commitments from new customers totaling more than twenty (20) million units for the combined 2008 and 2009 seasons; the solidification of high potential customer interest equivalent to an additional twenty (20) million units for the same period deliverable upon demonstration of ability to manufacture; the realization that the above production is coming from a limited amount of potential customers whose demand is so great it may limit our opportunity to create capacity for other interested customers, and the resultant focus by us to identify production partners who will fund manufacturing equipment in consideration for customer commitment. In addition, we are commencing production at Jarden, a domestic manufacturing facility in the United States, and commencing production in Germany at Seidel for our new 20mm size dispenser. We believe that the capital on hand will not be sufficient to purchase the necessary capital equipment needed to expand our product line, meet current obligations, fund operations during the next twelve months and that additional debt or equity financing will be required. We are currently evaluating alternative sources of capital funding either through debt or equity financing as well as from possible production partners.

We are currently in negotiations with several other large consumer products companies regarding the introduction of a 20mm dual chamber pump similar to the pump assembled by Seidel. The fulfillment of these orders, if obtained, will require a similar capital investment as described above as related to our agreements with Jarden or Seidel , and we are currently evaluating, in lieu of additional debt or equity financing, several opportunities for capitalization of same from existing and new production partners in consideration for a volume and amortization commitment. We believe that in the future we can finance all the capital requirements through such arrangements due to the strength of the current customer commitments; the performance of our products currently in the marketplace; the consumer interest demonstrated in our products, as revealed by our customers market research investigations and resultant large initial order commitments; and the multiple indicators of support we are receiving from potential manufacturing partners.

The following is a table summarizing our significant commitments as of June 30, 2007, consisting of equipment commitments, debt repayments, royalty payments and future minimum lease payments with initial or remaining terms in excess of one year for the next fiscal 5 years.

Contractual Obligations			FYE	FYE	FYE 2013 and
(in millions):	Total	FYE 2008	2009-2010	2011-2012	Thereafter
Convertible Debt and interest	$10.2	$0.8	$9.4	$-	$-
Notes and interest - related parties	1.5	1.5
Secured Line of Credit and interest	3.2	3.2
Royalties including arrears	16.0	0.9	1.1	1.3	12.7
Equipment obligations and leases	2.3	1.8	0.5
Tooling Amortization	4.4	2.2	2.2
Operating lease	0.2	0.1	0.1
	$37.8	$10.5	$13.3	$1.3	$12.7

Based on the current operating plan and available cash and cash equivalents currently available, we will need to obtain additional financing through the sale of equity securities, private placements, funding from new or existing production partners, and/or bridge loans within the next 12 months. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. The ability to maintain sufficient liquidity is dependent on our ability to successfully build our customer base and product line with the required capital equipment. If additional equity securities are issued to raise funds, the ownership percentage of existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations.

There can be no assurance that we will be successful in building our customer base and product line or that the available capital will be sufficient to fund current operations and the necessary capital expenditures until such time as revenues increase to cover operating costs. If we are unsuccessful in building our customer base or are unable to obtain additional financing, if necessary, on terms favorable to us there could be a material adverse effect on our financial position, results of operations and cash flows. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

We believe that inflation has not had a material effect on our operations to date.